

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2007

Via Facsimile (212) 492-0257 and U.S. Mail

Steven J. Williams, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

>   **Re: Ryerson Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed June 28, 2007 by the Harbinger Capital Partners Master Fund I,**
>   **Ltd. and Harbinger Capital Partners Special Situations Fund, L.P.**
>   **File No. 001-09117**

Dear Mr. Williams:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1.   Please fill in the blanks in your document.

Cover letter

2.   We note that the company's board consists of ten directors. Revise the cover letter of your proxy statement to clarify that <u>ten</u> directors will be elected at the annual meeting, yet you are nominating only seven individuals. Revise similar references throughout the proxy statement and the first proposal appearing on your proxy card.

3.   Please revise your proxy statement to disclose the consequences to security
        holders as a result of using your proxy card to vote for seven directors instead of
        ten. For example, revise to highlight to security holders that they will be
        disenfranchised with respect to three seats if they return your proxy card. Also
        disclose that you may not exercise discretionary authority to fill the other seats
        and that you cannot assure that the other directors will agree to serve if your slate
        wins. Finally, disclose whether you have any plans to fill any vacancies on the
        board as a result of the election of your nominees. Refer to Section II.I of
        Exchange Act Release No. 34-31326 (October 16, 1992).

Cover Page

4.   Please revise your disclosure in the second paragraph of page 2 to state that each
        person named is a participant in the solicitation, instead of stating that each
        person may be deemed a participant. Refer to Instruction 3 to Item 4 of Schedule
        14A.

5.   On a related note, please remove doubt from your disclosure about the Harbinger
        Persons being the beneficial owners of the securities held by the Master Fund and
        the Special Fund. We note that your Schedule 13D/A filed on June 28, 2007 in
        which you affirmed that each filing person is part of a group. Refer to Rule 13d-
        5(b)(1).

6.   On a further related note, please revise your disclosure here to name each person
        filing the Schedule 13D as a participant in the solicitation and revise Annex A to
        include the required disclosure for each participant added as a result of this
        comment.

7.   Please revise the last sentence on page 2 to ensure that you do not disclaim your
        disclosure with respect to any participants in your solicitation. We note that you
        currently address the information relating to "any person other than the HCP
        Funds."

Background to the Solicitation, page 10

8.   Please explain the meaning of the phrase "…lack of granularity of management's
        turnaround plan" in the last paragraph on page 10

Other Information about the Nominees and the HCP Funds, page 17

9.   Please revise your disclosure in the seventh full paragraph of page 18 to describe
        the events described in Rule 401(f) of Regulation S-K and the disclosure required

under Items 407(e)(4) and (5) of Regulation S-K instead of merely referring to the Items themselves.

Solicitation of Proxies, page 21

10.   We note that you may employ various methods to solicit proxies, including mail, facsimile, telephone, telegraph, electronic mail, in person or by advertisements. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Additional Information, page 22

11.   We note you refer security holders to information that you are required to provide and will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Annex A

12.   Please ensure that your disclose the information required by Item 5(b) of Schedule 14A for all participants, not "certain" of them.

Closing Comments

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions